UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Arbios Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03875V-10-7

(CUSIP Number)

December  31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03875V-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). A & K Demetriou Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Not Applicable
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power

		6.	Shared Voting Power 2,500,000(1)

		7.	Sole Dispositive Power

		8.	Shared Dispositive Power 2,500,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person (See Instructions)
OO

(1) Includes 2,500,000 shares of common stock held by The A & K Demetriou Family Trust, of which Achilles A. Demetriou, M.D., Ph.D. and Kristin P. Demetriou are co-trustees.

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CUSIP No. 03875V-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Achilles A. Demetriou, M.D., Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power

		6.	Shared Voting Power 2,500,000(1)

		7.	Sole Dispositive Power

		8.	Shared Dispositive Power 2,500,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person (See Instructions)
IN

(1) Includes 2,500,000 shares of common stock held by The A & K Demetriou Family Trust, of which Dr. Demetriou is co-trustee.

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CUSIP No. 03875V-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kristin P. Demetriou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power

		6.	Shared Voting Power 2,500,000(1)

		7.	Sole Dispositive Power

		8.	Shared Dispositive Power 2,500,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person (See Instructions)
IN

(1) Includes 2,500,000 shares of common stock held by The A & K Demetriou Family Trust, of which Mrs. Demetriou is co-trustee.

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Item 1.
	(a)	Name of Issuer
Arbios Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices
8797 Beverly Blvd., Suite 206, Los Angeles, California, 90048

Item 2.
	(a)	Name of Person Filing
Achilles A. Demetriou, M.D., Ph.D. Kristin P. Demetriou A & K Demetriou Family Trust
	(b)	Address of Principal Business Office or, if none, Residence
8797 Beverly Blvd., Suite 206, Los Angeles, California, 90048
	(c)	Citizenship
USA
	(d)	Title of Class of Securities
Common Stock
	(e)	CUSIP Number
03875V-10-7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Achilles A. Demetriou, M.D., Ph.D. Kristin P. Demetriou A & K Demetriou Family Trust		2,500,000 2,500,000 2,500,000
	(b)	Percent of class: 15.4%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
			Achilles A. Demetriou, M.D., Ph.D. Kristin P. Demetriou A & K Demetriou Family Trust	0 0 0
		(ii)	Shared power to vote or to direct the vote
			Achilles A. Demetriou, M.D., Ph.D. Kristin P. Demetriou A & K Demetriou Family Trust	2,500,000 2,500,000 2,500,000
		(iii)	Sole power to dispose or to direct the disposition of
			Achilles A. Demetriou, M.D., Ph.D. Kristin P. Demetriou A & K Demetriou Family Trust	0 0 0
		(iv)	Shared power to dispose or to direct the disposition of
			Achilles A. Demetriou, M.D., Ph.D. Kristin P. Demetriou A & K Demetriou Family Trust	2,500,000 2,500,000 2,500,000
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2005

A & K Demetriou Family Trust

/s/ Achilles A. Demetriou
Achilles A. Demetriou, M.D., Ph.D., co-trustee

/s/ Kristin P. Demetriou
Kristin P. Demetriou, co-trustee

/s/ Achilles A. Demetriou
Achilles A. Demetriou, M.D., Ph.D., individually

/s/ Kristin P. Demetriou
Kristin P. Demetriou, individually

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